Eduardo Gallardo Direct: +1 212.351.3847 Fax: +1 212.351.5245 EGallardo@gibsondunn.com

August 13, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group

DFAN14A filed July 27, 2018

Filed by California Water Service Group

File No. 001-08966

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below are California Water’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter dated August 9, 2018 (the “Comment Letter”), with respect to the above referenced DFAN14A filed by California Water on July 27, 2018 (the “DFAN14A”).  Concurrent herewith California Water is filing Amendment No. 4 to its Schedule TO (the “TO Amendment”).

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

1.              We believe the matters addressed in our August 2, 2018 comment letter and this follow up letter must be addressed promptly rather than in your “next otherwise filed Schedule TO.” As requested, please promptly amend your tender offer materials to clarify what we believe are important issues relating to the possibility of completion of your unsolicited tender offer for SJW and inconsistent statements made in prior tender offer materials.

Response:

In response to the Staff’s comment, California Water has amended its tender offer materials through the filing of the TO Amendment.

2.              Refer to comment 1 in our August 2, 2018 letter and your response. Revise your tender offer materials to clearly state, consistent with your August 6, 2018 response letter:

•                  Based on current state regulations, the CPUC requires a joint filing with SJW, which cannot be accomplished without SJW’s cooperation. Therefore, based on current state regulations (as interpreted by you), the tender offer cannot be consummated without the cooperation of SJW (per your statements on the July 26, 2018 Q2 2018 earnings call and in your August 6, 2018 response letter); and

•                  You “may” seek permission from the CPUC to file an application without SJW but have not yet done so.

Response:

In response to the Staff’s comment, the disclosure on page 31 of the Offer to Purchase under the subheading “California Public Utility Commission Approval,” as amended by Amendment No. 1 and Amendment No. 2, has been amended as set forth in the following marked excerpt:

California Public Utility Commission Approval.  The California Public Utilities Code requires approval from the CPUC before a utility may sell the whole of its system, and before any person “shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in California.”  This provision would be applicable if shares representing a controlling interest in SJW are tendered to California Water.

Based on current state regulations, the CPUC requires that California Water and SJW jointly file an application for the Offer and Proposed Merger, which cannot be accomplished without SJW’s cooperation. Therefore, based on current state regulations, the tender offer cannot be consummated without the cooperation of SJW unless the CPUC rules otherwise.

If SJW cooperates in the filing, both California Water and SJW would jointly file an application for the Offer and the Proposed Merger.  The CPUC will review the transaction to determine whether the transaction will be “adverse to the public interest.”  If there are no third party protests, the CPUC could approve the matter within three to six months.  If there are protests, however, or if the proceedings are contentious, the time frame could be further extended.

If SJW does not cooperate in the filing, California Water ~~would~~ may seek permission of the CPUC to file the application without SJW’s signature.  It would be subject to the discretion of the CPUC whether California Water could proceed with the application without SJW’s cooperation.  It is not guaranteed that the CPUC would allow California Water to do so, but the CPUC may want to consider California Water’s application, as the CPUC would likely be simultaneously reviewing ~~an application to approve a merger between SJW and Connecticut Water Service, Inc~~ the acquisition of CWTS by SJW. The CPUC could also consolidate ~~SJW’s application for approval of its merger with Connecticut Water Service, Inc. with California Water’s application~~ the review of California Water’s application with its review of the transaction between SJW and CWTS.

California Water has not yet sought permission of the CPUC to file the application without SJW’s signature because it was awaiting the results of the previously anticipated special meeting of SJW stockholders to approve the merger as contemplated in the original merger agreement between SJW and CTWS. We believe such information would have been relevant for the CPUC determination. Given that the Revised CTWS Transaction does not require approval by SJW stockholders, California Water is awaiting the response from SJW to its August 10 Proposal in order to determine whether to proceed with requesting permission of the CPUC to file an application without SJW’s signature. If California Water does not receive permission of the CPUC to file the application without SJW’s signature, the tender offer cannot be consummated.

3.              Explain in your revised offer materials why you have not yet sought the CPUC’s permission to file an application with the CPUC without SJW’s cooperation.

Response:

Please see our response to Question 2 above.

4.              Explain when you intend to seek the CPUC’s approval to submit an application without SJW’s cooperation. If you do not know yet when you will do so, explain why not, and discuss the factors upon which your decision when to seek such approval from the CPUC will be based.

Response:

California Water does not yet know when it will seek the CPUC’s approval to submit an application without SJW’s cooperation because California Water has been awaiting the results of the previously anticipated special meeting of SJW stockholders to approve the merger as contemplated in the original merger agreement between SJW and CTWS. California Water believes such information would have been relevant for the CPUC determination. Given that the Revised CTWS Transaction (as defined in the TO Amendment) does not require approval by SJW stockholders, California Water is awaiting the response from SJW to its August 10 Proposal (as defined in the TO Amendment) in order to determine whether to proceed with requesting permission of the CPUC to file an application without SJW’s signature. If California Water does not receive permission of the CPUC to file the application without SJW’s signature, the tender offer cannot be consummated.

5.              As indicated in your August 6, 2018 response letter, revise your offer materials to state that it will be up to the CPUC whether you can proceed with the application without SJW’s cooperation and if you do not receive permission, the offer cannot be consummated.

Response:

Please see our response to Question 2 above.

We appreciate your prompt attention to this matter.  If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:           James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group